UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Repros Therapeutics Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76028H100
(CUSIP Number)

September 10, 2008
(Date of Event which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76028H100	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vermillion Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,361,800
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,361,800
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,361,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 76028H100	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a).	Name of Issuer: Repros Therapeutics Inc.

(b).	Address of Issuer’s Principal Executive Offices:

2408 Timberloch Place, Suite B-7
The Woodlands, Texas 77380

Item 2.	(a).	Name of Person Filing:

Vermillion Asset Management, LLC

(b).	Address of Principal Business Office or, if none, Residence:

267 Fifth Avenue, 7th Floor
New York, NY 10016

(c).	Citizenship or Place of Organization: Delaware

(d).	Title of Class of Securities: Common Stock

(e).	CUSIP Number: 76028H100

CUSIP No. 76028H100	SCHEDULE 13G	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of
the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the
Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c.);
(d)	☐ Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C.
80a-8);
(e)	☒ An investment adviser in accordance with
section 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in
accordance with section 240.13d-1(b)(1)(ii)
(F);
(g)	☐ A parent holding company or control person in
accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in
section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the
definition of an investment company under
section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with section 240.13d-1(b)(1)
(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a).	Amount beneficially owned:	1,361,800

(b).	Percent of class:	10.7%

(c).	Number of shares as to which the person has:

(1)	Sole power to vote or to direct the vote:	1,361,800

(2)	Shared power to vote or to direct the vote:	0

(3)	Sole power to dispose or to direct the disposition of:
1,361,800

CUSIP No. 76028H100	SCHEDULE 13G	Page 5 of 6 Pages

(4)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.                    Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.                    Identification and Classification of Subsidiaries which Acquired the Security Being Reported                                on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired

and are held in the ordinary course of business and were

not acquired and are not held for the purpose of or

with the effect of changing or influencing the control of

the issuer of the securities and were not acquired and are

not held in connection with or as a participant in any

transaction having that purpose or effect.

CUSIP No. 76028H100	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERMILLION ASSET MANAGEMENT, LLC

Date:	October 1, 2008	By:	/s/Christopher Zuech
Christopher Zuech, Chief Compliance Officer